[LETTERHEAD OF FNB BANCORP]

November 1, 2007


Mr. John P. Nolan
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C.  20549


Dear Mr. Nolan:


The Chief Executive Officer and Chief Financial Officer are responsible for the accuracy and adequacy all disclosures in all filings with the Securities and Exchange Commission. Our responsibilities include:

         o We are responsible for the adequacy and accuracy of the disclosure in each filing;

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action any action with respect to the filing; and

         o We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Enclosed with this letter is a copy of our amended Form 10K filing for 2006 that includes the revised language in our accountant's opinion as it relates to their audit of our internal controls over financial reporting.

If you have any questions, please contact David Curtis, CFO at (650) 875-4862.


Sincerely,


/s/ Tom McGraw                            /s/ David Curtis
------------------------------------      --------------------------------------
Tom McGraw, CEO                           David Curtis, CFO